HTG Molecular Diagnostics, Inc.

3430 E. Global Loop

Tucson, AZ 85706

November 22, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joseph McCann and Ada Sarmento

Re:	HTG Molecular Diagnostics, Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-234173)

Acceleration Request

Requested Date:	Tuesday, November 26, 2019
Requested Time:	4:30 P.M. Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on Tuesday, November 26, 2019 or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Steven M. Przesmicki of Cooley LLP at (858) 550-6070.

Very truly yours, HTG MOLECULAR DIAGNOSTICS, INC.

/s/ John L. Lubniewski
John L. Lubniewski
President and Chief Executive Officer